Exhibit 2.2

SHAREHOLDER AGREEMENT

SHAREHOLDER AGREEMENT (the “Agreement”), dated as of July 10, 2006, by and between the undersigned, a shareholder (“Shareholder”) of 1st Service Bank, a federally-chartered savings bank (“1st Service”), and Southern National Bancorp of Virginia, Inc., a Virginia corporation (“SNBV”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

WHEREAS, SNBV, Sonabank, National Association, a wholly-owned subsidiary of SNBV (“Sonabank”) and 1st Service are simultaneously entering into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time pursuant to its terms, the “Merger Agreement”), pursuant to which 1st Service will merge with and into Sonabank on the terms and conditions set forth therein (the “Merger”); and

WHEREAS, Annex I hereto sets forth all shares of 1st Service Common Stock over which the Shareholder has voting and dispositive power, including shares that may be obtained by the exercise of 1st Service Stock Options (such shares, together with all shares of 1st Service Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”); and

WHEREAS, in order to induce SNBV to enter into the Merger Agreement, Shareholder, solely in such Shareholder’s capacity as a shareholder of 1st Service and not in any other capacity, has agreed to enter into and perform this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote Shares. Provided that SNBV has not failed to cure a breach of the Merger Agreement of which it has been notified by 1st Service pursuant to Section 9.1(d) of the Merger Agreement within the time period specified therein, Shareholder agrees that at any meeting of the shareholders of 1st Service, or in connection with any written consent of the shareholders of 1st Service at which a proposal of the type set forth in clause (ii) below is presented for consideration by the shareholders of 1st Service, Shareholder shall:

(i) appear at each such meeting in person or by proxy or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(ii) vote (or cause to be voted), in person or by proxy, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of approval of the Merger Agreement and the Merger; (y) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of 1st Service contained in the Merger Agreement or of the Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger, the Merger Agreement or this Agreement; and

(iii) vote (or cause to be voted), in person or by proxy, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, in favor of the proposal to approve any change-in-control severance benefits which may be cut back pursuant to Section 6(j) of the Employment Agreement between 1st Service and Ernest L. Tressler (the “Executive”) so that such payments will be exempt from the operation of Section 280G of the Internal Revenue Code and the regulations thereunder and thus may be paid to the Executive without adverse tax consequences to 1st Service and the Executive thereunder.

2. No Transfers. After the date hereof and prior to the 1st Service Shareholders Meeting (as defined in the Merger Agreement), Shareholder agrees not to, directly or indirectly, sell transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares if such sale, transfer, pledge, assignment or disposition could occur prior to the 1st Service Shareholders Meeting, except for pledges or other transactions effected with the prior consent of SNBV and except the following transfers shall be permitted: (i) transfers by will or operation of law, in which case this Agreement shall bind the transferee, subject to applicable law, (ii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (iii) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (iv) transfers to any other shareholder of 1st Service who has executed a copy of this Agreement on the date hereof with respect to some or all of the Shares held by such shareholder, and (v) such transfers as SNBV may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

3. Delivery of Shares. On the Closing Date of the Merger Agreement, Shareholder agrees that Shareholder will deliver to SNBV all of the Shares over which he has the power of disposition, duly endorsed to SNBV or Sonabank, as instructed, together with any necessary or appropriate stock powers or other documents, instruments or certificates to facilitate transfer of the record and beneficial ownership, free and clear of all Liens, regardless of any duty such Shareholder may have to others in any capacity other than as a shareholder and regardless of any change in the structure of the transaction.

4. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with SNBV as follows:

A. Capacity. Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

B. Binding Agreement. This Agreement has been duly executed by the Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

C. Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

D. Ownership of Shares. Shareholder (or an affiliate of shareholder) owns and has good title to all of the Shares as of the date hereof, and, except as set forth on Annex I hereto, the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. On the Closing Date, Shareholder will have an unqualified right to surrender the certificates for the Shares to SNBV as may be required by the Merger Agreement. Other than this Agreement, the Shares are not subject to any stockholders agreement, voting trust agreement, mortgage, pledge, note, indenture, guarantee, lease, license, contract, deed of trust, proxy, purchase, sale or other agreement, written or oral, relating to the voting or disposition of the Shares.

E. No Consents Required. No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Shareholder in connection with the execution, delivery or performance by Shareholder of this Agreement or consummation of the transactions contemplated by the Agreement. legal expenses incurred by the Shareholder in connection with the actions.

5. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to SNBV if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, SNBV will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that SNBV has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with SNBV’s seeking or obtaining such equitable relief. In addition, SNBV shall have the right to inform any third party that SNBV reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of SNBV hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with SNBV set forth in this Agreement may give rise to claims by SNBV against such third party.

6. Term of Agreement; Termination.

A. The term of this Agreement shall commence on the date hereof.

B. This Agreement shall terminate at the Effective Time of the Merger or the earlier of (i) at any time prior to consummation of the Merger by the written consent of the parties hereto and (ii) termination of the Merger Agreement in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

7. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. No party hereto may assign any rights or obligations hereunder to any other person, except as permitted by Section 2 or upon the prior written consent of each other party. Nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other person or entity, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8. Notices. Notices may be provided to SNBV and the Shareholder in the manner specified in the Merger Agreement, with all notices to the Shareholder being provided to him or her at the address set forth in Annex I hereto.

9. Miscellaneous.

A. Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of this Agreement shall not be affected.

B. Capacity. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of 1st Service, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of

1st Service or in any other fiduciary capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of the Shareholder to comply with his or her fiduciary duties as a director of 1st Service.

C. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

D. Headings. All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

E. Choice of Law. This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the Commonwealth of Virginia, without reference to its conflicts of law principles.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.:

By:	/s/ Georgia S. Derrico
Name:	Georgia S. Derrico
Title:	Chairman of the Board and
Chief Executive Officer

SHAREHOLDER:

ANNEX I

SHAREHOLDER AGREEMENT

Name and Address of Shareholder	Shares of 1st Service Common Stock Beneficially Owned (exclusive of unexercised stock options)	Options on 1st Service Common Stock